                                                  Filed by Zimmer Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                Subject Company:  Centerpulse AG
                                                  (Registration No.  333-105561)

                                          Subject Company:  InCentive Capital AG
                                                   (Registration No. 333-105562)


The following is a transcript of a conference call conducted by Zimmer Holdings, Inc. on July 24, 2003.


                                     ZIMMER

                              MODERATOR: RAY ELLIOT
                                  JULY 24, 2003
                                   7:00 AM CT


Operator:      Good morning.  My name is (Leslie) and I will be your
               conference facilitator today. At this time, I would like to welcome everyone to the Zimmer second quarter 2003 financial results conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.

               This presentation contains forward-looking statements based on current expectations. Estimates, forecasts and projections about the orthopedic industry, management beliefs and assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcome and results to differ materially
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               from those in the forward-looking statements. For a list of the risks and the description of the risks and uncertainties see the disclosure materials filed by Zimmer with the U.S. Securities Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

               This presentation also contains non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our form 8-K filed with the SEC and may be accessed from the Zimmer website at www.zimmer.com. This presentation is neither an offer to purchase nor solicitation of an offer to sell any securities. Zimmer exchange offers for shares of Centerpulse and InCentive Capital are being made only through registration statements and related materials.

               Zimmer and its directors, officers and other members of its management and employees also are soliciting proxies from Zimmer stockholders in connection with the exchange offers. Investors and security holders should note that the exchange offers have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the exchange offers, Zimmer has filed registration statements on form S4, each containing a prospectus offer to purchase and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and submitted Swiss offer prospectuses to the Swiss take over board. Investors and security holders of Centerpulse and InCentive Capital and Zimmer are advised to read these disclosure materials including other disclosure materials when they become available.

               Because these materials contain important information, investors and security holders may obtain a free copy of disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at its
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               website at www.sec.gov. These disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and Chief Financial Officer of Zimmer. You may proceed.

Ray Elliot:    Thanks very much (Leslie) good morning everyone, welcome to
               Zimmer's second quarter 2003 conference call. Please
               (unintelligible) in this call and discuss the solid quarter and continued good beginnings to 2003. Today's call will be scheduled for one hour. Joining me on the call today are Sam Leno, our Senior Vice President and Chief Financial Officer and Jim Crines our Vice President and Corporate Controller.

               Hope you received a copy of last nights earnings released. If not you can obtain a copy from our website at www.zimmer.com. Alternatively please feel free to contact to Sam, who will have a copy faxed to you as well as add you to our email distribution for future releases. We will begin today's call with brief comments related to our second quarter results including and update on operations followed by a Q&A discussion. All results discussions are based on an asset method of accounting for instruments for 2003 and an expense method for 2002.

               We will be focusing our conversation with you on our results and it's not our intention to devote time at this session to our proposed acquisition of Centerpulse. Having said that, I do want to contribute one thought with respect to our Zimmer team. The ability and task of taking 55 full time people 100% from their job and delivering more than 10,000 man hours of due diligence composed of 200 Centerpulse interviews and some 2,000 pages of original material in less than three business weeks without allowing the company to become defocused from it's quarterly financial goals and
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               obligations is a real and rare accomplishment. And I particularly wanted to publicly commend out team.

               Let me begin with the fundamentals of our consolidated P&L and balance sheet performance. Consolidated sales for the second quarter were 411 million and increase of 19% over prior year, a sequential increase of more than 5% form the first quarter and approximately $5 million higher than current consensus street expectations. Worldwide sales and constant currency increased 14%. This continues to (unintelligible) our performance was importantly led by real volume mixed growth of 12% in the quarter which was 1% better than prior years second quarter.

               Worldwide price improvement remained firm at 3% and the America's at 4%. We believe price is beginning to settle end up rates closer to what we expect to see in 2004. Our America's business continues its excellent growth in the quarter at 17% and Europe has dramatically increased reported growth and gain verses prior year to 43%. More on Europe later.

               We experienced improvement in each and specific sales growth to 11%. On a year to date basis, worldwide sales increased 21% reported to 801 million and 16% constant currency, with the America's and Europe delivering the strongest results at 18% and 44% respectively. For your reference, all year to date earnings related discussions exclude the cumulative discussion of 55.1 million relating to the change in accounting policies for loaner instruments implemented during the first quarter.

               Diluted earnings per share for the second quarter were extremely strong at 45 cents, and increase of 32% over the prior year and 3 cents better than first call consensus street estimates. Year to date diluted the (unintelligible) results were 85 cents and increase of 37% over prior year. We continue to be very
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               pleased with our companies efforts to drive each line of the P&L to an earnings growth always greater than sales and of course an excellent free cash flow.

               In the second quarter, costs of goods sold increased by only 16% verses a 19% increase in sales. As noted in our press release, Industry Week just named Zimmer one of the 50 best manufacturing companies. Gross profit donors increased by 20% and gross profit margin verses prior year improved by another 80 basis points to a record 76%. This gross profit margin of 76.1% was sequentially an increase of an additional 90 basis points from first quarter 2003.

               We believe that at 75.6% year to date our gross margins remain the best in the industry. SG&A expenses continue to be very well managed at 37.8%. A 210% basis point improvement over second quarter 2002 and a sequential improvement over 60 basis points from first quarter 2003. For your reference, over a full three-year period, we have delivered exactly 400 basis points of cumulative improvement in SG&A, from the 41.8% ratio recorded in the second quarter of 2000 to the 37.8% this quarter.

               Thirty seven point eight percent is Zimmer's lowest quarterly SG&A ratio to sales since we began the turn around in 1998. For the quarter and consistent with the type of performance that we're looking for, SG&A expenses increased only 13% despite a 19% sales increase. Year to date SG&A expenses to sales are 38.1% a 230 basis point improvement over prior year. We continue to be very pleased with the positive earnings drop through gained from new sales. Each incremental sales dollar in the second quarter costs only 27 cents of incremental SG&A spending. Our lowest cost per new sales dollar since we became a public company.
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               This consistently translates into as our current gross profit, almost 50 cents in new operating profits for each incremental dollar of sales above our prior year base. While our ability to lower significant positive drop through operating earnings eroding the sales dollar has long been a driving force behind our strategy and I would add a crucial EPS creation edge, it also provides broad flexibility for potential reinvestment.

               We continue to successfully operate another key strategy a working dollars model, defined as driving down cost of controls G&A expenses and cost of working capital while simultaneously investing in high ROI sales and a prolific pipeline, through premium products and procedures developing. This particular model is entering its fifth year of successful use of the metric, consistent with that working dollar splicing, we are exiting our plans to invest in RSE at the top of the class. With our target approximately 6% of sales and this quarter is at 5.5% albeit against a higher revenue base.

               Perhaps a better measure of this quarter our R&D investment at $23 million increased by 3.5 million or 18% in absolute terms verses the second quarter of 2002. On this base, we are very close to annualizing at $100 million per year in R&D investment. Our year to date R&D ratio is also 5.5% with real R&D dollar spending up 15%. We're please to report that operating profits three and a quarter by 30% above prior year an increase of 290 basis points. These results continue to reinforce our strong believe in the capability of Zimmer and the industry to repeatedly deliver accelerated earnings in a positive sales environment without sacrificing any key sales, marketing or R&D investments.

               These results represent significant overachievement of one of our original internal milestones, a 30% operating margin. This quarter we delivered an all time Zimmer record of 33% operating margin to sales with year to date not far
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               behind at 32%. Net earnings in the period were strong and
               increased by 35% based on solid operating profits, declining interest expense, down to only $900,000.00 per quarter and the reduction to a prior year tax rate to from 34.2% to 33.5%.

               Net income has reached $89 million for the quarter but as important driven by a 250 basis point improvement over prior year; we have easily surpassed another original internal milestone of a 20% ratio to sales. During the quarter, we achieved a record 22% net earnings ratio to sales. As noted in our press release, all three key margin indicators gross, operating and net, delivered all time Zimmer records. As previously mentioned, diluted EPS in the quarter increase 32% to 45 cents, with 199 million average diluted shares outstanding. We are particularly please with that 45 cents, because it reflects strong performance on not one or two lines but rather on every single line of the P&L.

               Year to date EPS was 85 cents and increase of 37%. At this point, I'll provide some very brief introductory cash flow and balance sheet highlights. Free cash flow for the quarter and year to date was at the extremely favorable end of our expectations registering 90 million and $162 million respectively. Operating cash flow in the quarter was our best ever at 122 million and 227 million year to date. In the quarter inventory has been increased from 15 million to 281 million and in the building of multiple new product pipelines and as indicated from previous conference calls, that 257 days remains within our near term forecasted range of 250 to 260 days.

               Consistent with prior quarters, our fill rate accuracy is more than 98%, global forecast accuracy is more than 90%. Asset management focus dedicated infrastructure and persistent working class methods continue to drive effective performance. Our industry leading receivables collections continues to
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               provide support for superior cash flow production and helps us to define some of the top balance sheet metrics in the medical device industry.

               In the second quarter, we continued our U.S. receivables at a record level of 31 days for a $1 billion hospital business with terms of net 30. We would be remiss in not recognizing a contribution of Zimmer's international businesses who have helped to deliver a second quarter receivables number of 57 days globally.

               Also in the exciting news on the P&L is our record margins and 45 cents in EPS. The exciting news on the balances sheet is all about net debt. We are extremely pleased to report that we are in a net positive cash position of $39 million produced by the combination of 115 million of cash on the balances sheet offset by 76 million of very inexpensive Japanese Yen debt that we have elected to retain. The reasoning is simple; we earn more on the money from the spread of the U.S. excess cash than we pay in Japan interest.

               In approximately 21 months as a public company, we have fully paid down our original net debt, a reduction of almost half a billion dollars. For the 3,600 undoubtedly nervous Zimmer employees staring at a somewhat unknown future and 450 million in debt with no equity on August 7, 2001, they can now be equally confident that the mortgage has been paid.

               Let's review the quarter sales in a little more detail. Reconstructive structure sales for Zimmer is the revenue recognition of hips, knees, shoulders and elbows implanted into patients during the reporting period. For the second quarter, worldwide reconstructive sales increased to 327 million, representing a strong reported increase of 22% over prior year, 17% constant currency and a 6% sequential increase over first quarter 2003. The 17% constant currency increase over the prior year in the quarter is a particularly important
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               accomplishment with the second quarter of 2002 verses 2001 comparison was a difficult 21%.

               A 17% over 21% is the toughest local currency reconstructive comp accomplishment in the industry and should prove to easily be the top reconstructive growth in the quarter verses our major competitors. This is a solid achievement in light of Zimmer's reconstructive sales basis more than $1 billion. Year to date reconstructive sales were 637 million and increase of 24% reported and 19% constant currency.

               Many analysts believe that on a reported basis, worldwide reconstructive markets were approximately 15% for 2002. Based on the public reports of our major competitors, we can assume local currency worldwide recon market growth in the second quarter 2003 was approximately 14%. Based on this fact, Zimmer has again expanded its rate of growing faster than the market by more than 20% this quarter.

               Let's take a close look at each global product in geographic segments. First product in the knee category, on a worldwide basis in the quarter, knee sales increased 24% to 183 million verses prior year and 18% constant currency. These results include a sequential growth of 6% verses first quarter 2003 and compares to a 22% constant currency growth achieved in second quarter 2002 verses 2001. In other words 18 over 22 has a local currency cost. In dollars on a reported basis, this represents Zimmer's knee gains up more than $2.5 million per week verses the prior year quarter, or stated differently there are many more than 500 new Zimmer knees implanted every single week this quarter that weren't there the same quarter last year. By anyone's standards, that's a lot of new knees.
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               Our global knee strategies are obviously paying off with
               consistent significant market share gains. Not a few countries but literally everywhere. In the second quarter, the Zimmer businesses in the domestic U.S., Latin America, Germany, Austria, The United Kingdom, Italy, Spain, Norway, Sweden, Finland, Russia, Central and Eastern Europe, Australia, China, the middle East, Africa, and the Mediterranean, all remarkably delivered not reported but local currency knee sales growth in excess of 20% to prior year. The successful introduction of Prolong the especially designed crosslinked polyethylene for NexGen cruciate retaining knee articulating surfaces is simply delivering great results.

               In less than one year on the market, Prolong in the quarter represent 11% of our total knee articulating surface sales and nearly 35% of all cruciate retaining articulating surfaces. The market uptake for craft linking and Zimmer NexGen CR Knees is only very slightly below what early stage longevity cross-linked poly liners were for hips. In addition to early Prolong success, we have recently launched Trabecular metal mono block tibial trays, the annual trend on this single product has doubled in only three quarters to an amazing $20 million per year. With demand at this point partly a stripping supply.

               For the new NexGen Trabecular metal mono block tibial tray, this represents not only immediate technological and commercial recognition, but a real believe in a new porous fixation solution for knees. Our terrific early success with Trabecular metal tibial trays reflects a changing market less likely to tolerate osteolisis created by backside wear. Last quarters down classification of porous knees will only enhance what we already know and expect to be a broader acceptance. Our Zimmer MISMG Unis have grown on a worldwide basis another 14% in the quarter as results begin to "lap" prior year consecutive 100% growth comps. The Zimmer M/G UNI with both "EM" and "IM" minimally invasive instrumentation finished the quarter with sales projecting to be more than $40 million annually in 2003 and it remains the most popular single brand in the world!

               Our NexGen LPS-Flex knee, a Zimmer "lifestyle-design" product has continued to gain share in dramatic fashion during the quarter. On a worldwide basis, LPS-Flex femorals grew by another 54% versus prior year but this is also a very powerful 11% sequential increase from the first quarter. I'll update you on the progress of its "sister" product, the CR-Flex during our project development section. On a different version of our Flex knee and thanks to some effective competitive subsegment marketing on surface hardened knee femorals, we also enjoyed a 77% increase in our NexGen Co-nidium Flex knee sales during the quarter. We are now expecting to approach, surprisingly, $20 million in annual Co-nidium flex sales for the most part without the domestic U.S. market. Co-nidium is a 5 year old, Zimmer patented process to harden the surface of a cobalt chrome femoral. Co-nidium is not a coating but a permanent surface reaction caused by controlled exposure to nitrogen. While Asia has been a successful proponent of this product, we will, of course, take an aggressive and fresh look at the large domestic U.S. market for Co-nidium Flex knees!

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               Zimmer revision continues it's upward trend with an the NerGen
               LCCK system delivering a 21% increase over the prior year. Our new RHK rotating hinge has quickly become a $10 million product line in the very early stages of its product life cycle. Of course there's considerable progress in the Zimmer minimal invasive knee front and I'll update our activities later under hot topics.

               Let's take a close look a hip. On a worldwide basis in the first quarter, hips and sales increase 19% to 133 million. A strong sequential increase of 5% and grew 15% constant currency. On a year to date basis, hips grew 22% to 250 million and 18% constant currency. Zimmer forced them to continue to make meaningful market share gains and to accelerate their more than two year long growth run with an increase of 33% in the quarter. Zimmer VerSys fiber metal taper-stem, long a standard in our line up, grew more than 90% in the quarter. This product has become the stem of choice for Zimmer MIS2 incision hip procedures, but more on this later.

               Porous revision stems, along with revision cuts and liners continue to be an area of focus for Zimmer and our sales supported that with an increase of 30%. These results include our ZMR product line, which on a stand-alone basis remain well above prior year. Our new proximal support design enhancements for ZMR are expected for the late summer and we anticipate a continued upsurge in sales for Zimmer's entire revision hip line but particularly the ZMR in Europe.

               Zimmers' primary acetabular shells grew 24% in the second
               quarter. Trabecular metal mono block cups alone has quickly become a new $10 million plus product line. Despite extreme tough comps, significant penetration and the second quarter U.S. competitive introduction of ceramic on ceramic alternate bearings premium-priced longevity highly crosslinked in polyethylene shell liners increased by 33%. Sequentially after a very strong 7% over the growth
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               that we saw in the first quarter and the annualized for the first time ever to be a $50 million product line.

               We now believe competitive surgeon acceptance is growing with a continuing stream of scientific analysis from in vivo retrieval, new RSA studies and differentiations specifically as it relates to Zimmer's Longevity brands.

               We released our national marketing campaign titled Limit Wear that favorably reviews longevity highly cross-link poly capabilities verses ceramic on ceramic limitations to a great reception from our surgeons. The proof of course is always in the pudding. All Zimmer liners in the quarter, regular poly, cross-link and revision were up 28% the prior year, a nice quarter.

               In upper extremities joint, Zimmer Biglian-Flow replacement shoulders continue to take market share in the world with 24% growth in the first quarter - excuse me in the second quarter and 27% year to date despite the release of several new competitive shoulders over the last 12 months. Based on our year to date results, our annual sales projections for shoulders and elbows continues to easily exceed $50 million.

               Our worldwide basis trauma sales for us has continued somewhat soft with second quarter sales up 8% and year to date 9%in markets that we believe are growing 10 - 11%. Our review of the market, schedule of new products, early surgeon response to new ITST retrograde mail, as potential account convergents has not seemed to indicated any significant negative long term underlying issues, provided that the ITST can recover some lost mail share in both the U.S. and Japan. With or without Centerpulse, Zimmer will strategically require a titanium nail line to compete more effectively.
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               Several sub segments in our trauma line are notaring excellent results. Our Zimmer perioticular plates are continue their strong penetration against the trauma market leader with 51% growth in the second quarter. In orthopedic surgical products, ortho pads or perio-operative other transfusion systems designed specifically for RSP increased by 53% in the quarter and continues to generate sales of 28 million - $20 million annually.

               Let's look for new product development update. As you know we currently have more than 30 active major projects and a robust pipeline with most of those scheduled for release during 2003. Including in the 30 plus projects are 12 new projects added to full development and another half dozen or so that are under pre-phase 1 review for 2003 alone. Our goal is to provide you with project name, scope and whether we will release to continue on schedule.

               In these developments and commercializations, our patented our rotating hinge knee the RHK was released and is already scoring some strong sales successes. Trivexian metal xgen tibial components, 32 million plans were released and similar to the RHK have shown very strong early sales. We have of course in recent times initiated three new knee projects as follows; both the CR flex 6 and mobile continue on plan, following the footsteps of our highly regarded LPS flex our first implantation was concluded successfully December 2, 2002 in Utah. Since then some 575 CR flex 6 additional surgeries have been performed. We anticipate strong acceptance of CR flex 6 141 new implants.

               There's some great news on our launch pattern. The cemented and porous products will now roll out late this summer, with only the porous HAT coated scheduled for January 2004. The opportunity is a huge one. Globally the knee market is still almost 50% crucient retaining and as a precedent, we already have sales of more than 20,000 posterior stabilized flexing on an
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               annual basis. In addition to prolong, craftsman is calling for the LPS flex posterious stabilized remains on scheduled for the 2004 new product release.

               A new portella femoral project with some potentially unique clinical solutions completed a full cadaver development session at the Zimmer institute in June and continues on schedule. Our new fixed and mobile bearing unit incorporating both Trabecular metal and prolong cross-link poly completed two full cadaver sessions and the 148 new instruments remain on schedule as 2004 new products. Now our MISTKA systems of minimal invasious knees or MIS mini and our QS or quad sparing knee updates will be covered under hot topics.

               Now lets move to hip development and commercialization. The Apollo system project, 358 new porous hips stems due for stage and release for 2002 and 2003. Almost 200 stems were released along with full instrumentation during 2002. The new Apollo stems that have been released have already jumped in sales to over $20 million plus product line. The remaining six inch full coat extended off these stems as well as the eight inch and ten inch straight and bowed stems are scheduled for the third and fourth quarters of 2003 with the major new product impact in 2004.

               Trabecular metal modular cup, this project has been increased in size from 13 implants to 61 implants from the original 48. The project release date has been delayed during our first quarter conference call to the second quarter 2003. I am pleased to report that we've implanted our first ten cups in June and there are more than 2000 cups and finished good inventory with our roller already initiated.

               Our new MAYO conservative hip stem, with and without HATCP coating and with new MIS instrumentation, will be launched in the July to August period
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               of this summer. We have also just received high 10-K clearance for the release of ZMR large junction composed of 58 implants for the full launch of both the taper and porcelain components ahead of schedule this month. An encounter development of commercialization perioarticular to or contoured plating system with 289 new implants for phase and launch has just completed final release and is already quickly contributed in part to our 50% in plus growth in periplates.

               Fracture crasher blade plates will be released this quarter and a new foot and ankle set for next quarter. Importantly new peri-locking style plates are being prepared as a key 2004 trauma new product. A major license agreement will provide Zimmer with a new external fixation wrist system called wristore, that we are excited about for 2004 and of course during the second quarter, we purchased 100% ownership of the Immedica TransFix and external fixation products for better control development, manufacturing and expanded margins through vertical integration.

               We have initiated approximately 12 new internal R&D projects, some of which we have already provided initial comments on. Although for the most part, it's too early to provide real project status reports, I would remind you of their contents. The projects themselves represent a very specific insight into Zimmers organic growth strategy. Trabecular metal stems, dedicated MIS stems, Zimmer safe metal oncology system, new MIS units, unique design concepts for three consecutive advanced levels of our MIS total knee, a new techonology shoulder, MIS spine, MIS transformational hip fracture solutions and a myriad of co development and investment opportunities in biologics image guidance and the operating room of the future.

               In short, they represent innovative, premium priced products and procedures, rich in Zimmer intellectual property and designed for profitable market share gain and landscape change in Orthopedic.

               In total on a rolling 36 month basis, new products represented 17% of our sales in the second quarter, consistent with our long term strategic goal since 1999 to have internal new products sales between 15 and 20% on an annual basis.

               Let's look briefly at the geographic segment, first in the America's. We delivered another excellent quarter in the America's. Revenue for the second quarter was 274 million up 17% over prior year and that's measured against the difficult top of 20% for the second quarter 2002 verses the second quarter 2001. We continue to be very pleased with our progress. Thirteen percent of our growth in the America's was driven by increases in unit volume and mix a remaining 4% growth was derived from price increase.

               Our America's reconstructive growth in the quarter was 20%. This would imply that in the America's during the quarter, we had mid-teens level gains in surgical procedure unit volumes for hips, knees, shoulders and elbows. Included in our 20% America's reconstructive growth, knees delivered excellent results again with a 22% increase to prior year. Most importantly though this 22% knee growth should be judged against the incredibly tough comp of 26% knee growth in second quarter 2002 verses 2001. A 22% growth over the 26% growth. (Unintelligible) to record metal tibial components and NexGen LCCK revision knees all made substantial contributions to the America's knee performance.

               Since there is generally little mix associated with knees this would indicate once more a surgical procedure unit growth in the quarter for Zimmer knees in
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               the America's of close to 20%. Hips in the America's increased
               19%, Zimmer porous stems at 63% of mix, surpassing for the last trailing 12 months cemented stems in unit sales. In total, we have been growing in the America's reconstructive product on the average of 20% or more each quarter for three years now. Big (unintelligible) public report of our three major competitors' Biomed, J&J DePuy and Striker a market growth and domestic reconstructive products for the quarter is estimated to be about 15%. It's clear therefore that at 20% reconstructive growth Zimmer's continued as a rate or market growth to the America's again by more than 30%.

               Trauma product sales only improved by 5% impacted positively by our new perioarticular plate offerings and very early IT&T activities but significantly offset somewhat by solid competitive IM nail releases. Although a much smaller segment, we have work to do here both in IM nail penetration and new products. In patient care, OrthoPat available only in America's continue to attract acceptance and became a $20 million annual product line as described in my earlier remarks.

               Our overall sales success in the America's is truly broad based. Every U.S. distributorship grew significantly but almost half of our 26 distributorships grew to reconstructive business by more than double the estimated U.S. market growth. Importantly the America's operating profit margins in this quarter increased by an amazing 410 basis points to a record 52.4% from 48.3% prior year. This is the real earnings payoff for real market share gains.

               In Asia Pacific revenue for the first quarter was $76 million indicating a reported increase of 11% 2% constant currency and 146 million 15% reported and 6% constant currency year to date. Asia Pacific had flat price in the second quarter as we anticipated. Starting healthcare budget deficits in South

               Korea and Taiwan has moderated a small positive growth increase this quarter. While price reduced growth have a 1% as expected, the SARS epidemic did have indicated in their press release and estimated 5% or $3 million growth impact in the quarter for Asian Pacific.

               It just barely kept the worldwide Zimmer holdings from obtaining a 20% growth in the quarter overall. Our strong number one market share positions in Taiwan, Singapore, and Hong Kong and to a lesser degree in China created a more pronounced impact on Zimmer than perhaps on other competitors. The addition of these sales would have turned Asia Pacific to our expectations at approximately 16% growth. Having said this, the impact was not material for our total global business. The worst of SARS seems to be well over and we would anticipate easily recovering the reduced revenues in the third and fourth quarters.

               At the end of the day, second quarter reported revenues for the Asia Pacific, sequentially were still an acceptable 9% increase over the first quarter of 2003. During the second quarter, our Asia Pacific business was led by reconstructive growth of 12%, with knees up 15% reflecting strong growth and LPS flex knees, particularly our conodium hardened femorals. Trabecular metal tibial components and the NexGen CR knees. We expect the new CR flex will be particularly successful in the Asia Pacifica region. Hips increased 9% primarily due to poor stems and trilogy cups, the longevity highly cross-linked polyethylene.

               Trauma sales increased 5%. We are particularly pleased with Japans strong knee product growth for the quarter of 18% and trauma finally improving almost five for prior year. Both Australia and the general China did over a minimum of double-digit constant currency growth for Zimmer product segments combined in the second quarter. Australia continues to show exceptional local currency growth, of more than 25% in both the quarter and year to date. Displaying excellent earnings dropped through some sales, Asia Pacific operating costs has increased by 18% in the quarter while operating margins ratios increased by 30 basis points to 44.5% from 44.2% in 2002. We are very pleased with out strong P&L management of Asia Pacific and with our reconstructive growth particularly with knees in Japan.

               Europe another exceptional quarter marked by substantial market share gains across the board. In the quarter, revenue is $61 million represent a 43% increase over prior year an outstanding 22% constant currency growth and a strong sequential increase of 18% verses the first quarter. We believe almost twice the served market growth was obtained by 13 of our 16 European businesses for all product combined and 11 of our 16 European businesses delivered reconstructive growth in excess of 20% of local currency.

               On the product front as you can anticipate, reconstructive implants on a reported basis, grew by an outstanding 42% led by hip growth of 45, and knee growth at 40%. Even with solid competitive reconstructive numbers, for Europe in the second quarter, it is clear that we are growing at more than double the market with or without currency. These gains reflect the continuing acceptance of Longevity highly crosslinked polyethylene, the introduction of our European hip and cup design, augmenting the ongoing market share gains for the NexGen (unintelligible) and trauma up 18% of local currency.

               Europe's performance proved to be consistent over time. If we look at Zimmer Europe over the last several quarters in local currency, every quarter is over 20% growth and the average is 24%. If we eliminate price, and look only at volume mix, the average increase in the same quarters is more than 21%. So this is very exciting ongoing sales story.

               Although we normally don't disclose specific geographic segments gross profit margins and we may very well not in the future, Zimmer Europe for the first time ever generated a GP for the quarter in excess of 70%. In addition we delivered improved European operating profits that increased by 78% to 19.4 million in the quarter and a record operating profit to sales ratio of 31.6%. This from a business that only five years ago lost money most quarters on more than $100 million in annual sales. A continuing exceptional performance by Europe.

               I'll try to cover the following hot topics briefly. Mix an update on the roll of mix change as reflected in Zimmer's global results. Zimmer sales associate ads and update on our actual additions for 2003 second quarter, year to date. And the remaining plans for the year. Pricing our latest really unchanged interpretations. And lastly of course, Zimmer's minimally invasive efforts the detailed update on our activities and our developments.

               First mix, an update on the role of mix change reflected in Zimmer's results. Mix continue to play a key role in improved sales and profitability. For 2003, I would remind you that we've expanded our discussion with you by adding Trivector metal penetration as fourth category and also by combining knees and hips together in both the revision and cross link poly conversion analysis. For a standard polyethylene conversion to longevity to highly cross-linked polyethylene, first in hips, we ended 2002 as you may recall at 85% cross-linked penetration 15% standard. At the end of the second quarter 2003, we are now 89% cross-linked and 11% standard.

               Prolong as I mentioned previously on articulating surfaces, we did not measure last year and this year at the end of the second quarter is 11% cross linked 89% standard. A cumulative shift of four points to cross-linked in hips for the second quarter verses year-end 2002. Given our ongoing penetration and market share gains in hips, cups and liners, it's evident that we continue to have the potential for significant dollar and mixed growth through competitive surgeon conversion to Longevity.

               Since Prolong for the knee is only available in Cruciate Retaining and Zimmer has a stronger share in Posterior Stabilize, we have tremendous potential (mix shift) dollars still in front of us. As a reminder, Prolong represents 34% of Cruciate Retaining Articular services but as indicated is only 11% of total Articulating services.

               Prolong for (PF) procedures will be available for limited release late 2003 with a major new product impact in 2004. Cemented hip conversions to porous hips end of 2002 43% cemented, 53% porous and the second quarter 2003, 41% cemented, 59% porous.

               (Unintelligible) shifted two points to porous in units for second quarter 2003 versus year-end and we believe the market in general now is at approximately 66% or 2/3 porous. This still leaves us with room to grow, with more than 100 remaining (Apollo) porous stems still to be released.

               The distribution pipeline complete for Epoch composite stems, the potential growth in Trabecular Metal stem applications and exclusive use of porous stems in Minimally Invasive (mini) and 2-incision hip surgeries, we have many more opportunities for cemented to porous conversions.

               For Zimmer a slow down in (unintelligible) factory is unlikely due to maxing out. With a better than 30% growth in porous stems in two consecutive quarters, we've moved only two points in porous/cemented mix. That remains six to seven points below the market's relative porous mix in total.

               This is particularly noteworthy in the second quarter where countries with strong cemented history such as the U.K., Canada, and Australia had very robust performances. Revision of the percent of Zimmer's first hip sales end of second - end of 2002 9%, end of the second quarter 2003 11%.

               And in knee (femorals) we did not measure it last year as you know but in the end of the second quarter 2003 we were 9% revision, 91% primary.

               In summary we over achieved our double-digit revision preliminary goals 10% for combined hips and knees. And the second quarter of 2003, the hip revision progress from 3% of sales in 1999 to 11% in second quarter 2003 has been excellent given the size of Zimmer's sales base in total hip sales.

               We continue to have tremendous knee potential with only 9% of sales and both a new rotating hinge and international expansion of our (Althe 2K) knee system well underway.

               Trabecular Metal has a percent of recon sales at the end of 2002 was 1.6%, at the end of second 2003 is 3.1%. In summary, Trabecular Metal has more than doubled in second quarter 2003 from 2002 as a percent of Zimmer's reconstructive sales.

               This does not include the fact that demand currently is virtually outstripping production. We clearly believe with good reason that this is the next great porous platform. These results do not as yet include seven new Trabecular Metal related projects including the (Modular) Trabecular Metal cup just released.

                      A potential to grow this product line with premium pricing and expand its utilization and not only traditional recon but also spine and trauma will provide significant mix expansion capabilities for several years to come.

                      On a second subject, sales associate ads for 2003 as you may recall from our year-end conference call for 2002, we hired 84 new sales associates, surgical techs, and specialists. And we entered 2003 with nine unfilled openings. In 2003, we expect to fill the nine openings and hire an additional 80 to 90 representatives for a total of roughly 100 additions.

                      During the first quarter 2003, we added a total of 20 international and 29 in the Americas for a total of 49 sales folks to give us a big jumpstart on the year. In the second quarter, we added an additional 10 international and 21 Americas for a quarter total of 31 and a year to date total of 80.

                      We're in a nice position to benefit early from their skills and abilities. Since virtually all our sales people are either straight commission and/or performance based Zimmer exclusive contractors, sales expense to revenues tend to track in a linear rather than a front-loaded fashion.

                      Pricing - Zimmer's position on pricing is unchanged since we spun the business out in August of 2001. We have been pleasantly surprised by the 4% global price and 4 to 5% in the domestic U.S. market.

                      Our own theory has been that price in 2003 to 2005 period will stabilize as positive 2 to 3% with most major geographies and positive price territories and the U.S. leading the way at 3% or so. With a few exceptions such as Korea and to a lesser degree Taiwan, we see absolutely no sign that price will not remain (meaningfully) positive.

                      Internally our business (is built) and budget around a little price with the exception of known and previously contracted major hospital chain agreements. The primary concern that we've heard seem to be two fold.

                      One - will the 2004 (DRG) be negative and two - will new premium price dur-eluting stents for other premium non-orthopedic products effect global hospital budgets to the extent that orthopedics will be directly impacted. As we explained in some detail last quarter, we do not believe this is the case.

                      Zimmer's (used) to the conservative 2 to 3% guidance reflects a reasonable belief that hospitals will (seek) share, will be slightly less profitable, will be a little more sensitive to appropriate demand matching, and that our collective success in recent times with 5% per year in the U.S. will catch the attention of most hospital administrators.

                      Whether (DRG 209) was plus 5% or minus 5% in (204) would have had little bearing on our list price increase and the (stick) rate. In short for Zimmer our guidance for almost two years since our (stint) has in fact in advance already incorporated these potential concerns.

                      I would note for us during the second quarter of 2003 price is 2.6% globally and in the middle of what we believe is a sustainable 2 to 3% range already guided to.

                      (Minimally) Invasive surgery activities we're very pleased with our progress in our four-year-old MIS program. During this section of the call, we'll update you on several different aspect of the MIS program.

                      First the 15,000 square foot Zimmer Institute officially opened on schedule at the end of the first quarter. And we held our first cadaver-based class on April 8th. We have increased our full time approved institute staff to 15 employees.

                      Year to date since January we have trained 159 surgeons on the Zimmer 2-incision hip and 46 (PA)'s and nurses. Since inception we have trained more than 200 surgeons and their staff. In June alone globally we trained 40 surgeons including 10 from Europe.

                      Before attending cadaver training at the Zimmer Institute, most surgeons prefer to visit one of our surgeons currently performing our (analyzed) procedures. The numbers are staggering. Year to date we have accommodated more than 200 visits.

                      We currently have a total of 320 official and as of yet for the most part unfilled visit requests outstanding composed of 213 MIS hip and 109 MIS knee requests. In June alone, we entered new requests for 45 hip visits and 33 knee visits.

                      Both AAOS - the American Academy of Orthopedic Surgeons and the generally more conservative AOA - American Orthopedic Association are taking notice. AAOS cadaver course at their request we demonstrated a new Zimmer Quad (Spare QS) uneventfully with the patient having 105 degrees average normal (flexion) within two hours of surgery.

                      Surgeons were impressed and referred to the procedure as very slick and very compelling. Prior to Zimmer Institutes Quad (stirring) training classes for a total of 50 surgeons have now been planned for the (QS) roll out in the fourth quarter of this year.

                      At the annual AOA meeting in Charleston, SC, surgeons from three separate medical centers reported on the first 300 Zimmer MIS 2-incision hips. The procedure achieves safe and effective results with 80% of the patients' discharged in less than 24 hours.

                      This was a 4.1 day drop in patient stay for the hospitals. And with the introduction of full regiment and physical therapy programs the same day of surgery. At the (Presby St. Lukes) series, the average patients were walking with no support in eight days instead of six weeks. And back to work in two weeks instead of the standard 12 weeks.

                      While we're still tracking activity manually, we can share with you that the previously mentioned standard Versys Fiber Metal Taper stems in our portfolio for more than five years are expected to increase in sales this year by a remarkable $25 million and we've only just begun.

                      On the communications side this summer, we'll begin in the U.S. in 26 cities Zimmer MIS 2-incision national ad campaign with the top 17 markets in the summer and the next nine markets in the fall. More than 100 doctors will participate in this campaign with both professional videos and consumer education package. This is a level of exposure that will really get the word out on the Zimmer MIS brands.

                      Speaking of getting the word out on Zimmer MIS brands, I've long felt that real patient quality of life improvements can not only move market share, but ultimately our surgeons would be recognized financially for their unique contributions.

                      Upward reimbursement changes in the Medicare system are complex and difficult. Upward reimbursement changes in third party private insurers have to almost always denote significant patient improvements and materially improvements for the overall cost structure.

                      If you work long enough in this business and long enough with surgeons, you occasionally get the chance to read a paragraph like this: "The potential for dramatic patient benefits with the Zimmer Minimally Invasive Solutions, MIS 2-incision hip replacement procedure has been recognized in a recent decision by a major U.S. private insurer.

                      The insurance has elected to more than double the reimbursement payment to a physician practice whose member surgeons have now demonstrated their ability to deliver a significantly improved patient outcomes. The decision applies only to Zimmer's new patient - patent pending muscle spearing 2-incision hip technique."

                      We'll not be disclosing specific additional details until a press release that follows in the very near future. On that exciting news, let me turn the call over to Sam for his comments.

Sam Leno:             Thanks, Ray. I'm also very pleased to be able to report
                      another terrific quarter for Zimmer. I'll try to add a little more granularity to Ray's comments while focusing on a few key areas of the profit and loss statement, the balance sheet, the cash flow statements, all for the second quarter.

                      In the area of foreign exchange, the continued weakening of the U.S. dollar across most currencies compared to prior year contributed 4.7% or $16 million to our sales growth for the quarter. The Yen strengthened by 8% over the second quarter of last year while the Euro strengthened by 24%.

                      In the current - if the current foreign exchange rates hold for the balance of the year, the affect on sales growth will be $16 million or 2.2% in the second half of the year compared to $31 million or 4.6% during the first half.

                      We have four (hedge) contracts in place this year for the Yen at an average for the year of 126 compared to 115 for 2002. And for the Euro at .95 compared to .87 for 2002.

                      As a result of the (news) of these contracts, the weakening U.S. dollar had only a modest effect on our operating profit growth. We also have (four) contracts in place for 2004 including the Yen at 119, the Euro at 1.05, the Australian dollar at .64 and the Canadian dollar at 1.40.

                      We use these simple hedging tools to manage risks from year to year and we wanted to take full advantage of locking in the current position of the U.S. dollar as we begin the creation of our operating (plan) process for 2004.

                      I'm pleased to report that we are now debt free as Ray indicated. When we spun out from our former parent, we established a goal to be debt free by the end of 2003. And given our consistent sales performance and our focus on relentless managing of our investments and working capital, we've accomplished our goal six months ahead of schedule.

                      At the end of the first quarter, we have $77 million of total debt on the balance sheet and $44 million of net debt - total debt net of cash. We now have $39 million of net cash on the balance sheet consisting of $115 million in cash offset by the $76 million of Japanese debt.

                      To fund the Centerpulse acquisition, we put in place a new fully committed and underwritten $1.75 billion credit facility with three financial institutions including Credit Suisse First Boston, J P Morgan, and the Bank of America.

                      This new multi-currency facility, which has (grid) based pricing consists of a $400 million, 364 day revolver, a $800 million, three year revolver, and a $550 million, five year bank term loan.

                      Based upon our (split) ratings, the 364 day and three year revolver will be priced at (Liborg) plus 87-1/2 basis points. And the year - the five year term portion will be priced at (Liborg) plus 112-1/2 basis points. The estimated all (in) interest (grade) for this facility approximates 4% excluding the amortization that capitalized financing costs.

                      We estimate that the draw down on the facility at the time that we close the transaction currently targeted for late September will be a little over $1.4 billion. With the expected cash flow from the combined company, we're targeting to be debt free again in three years after the close of the transaction.

                      We also visited both Standard & Poor's and Moody's a few weeks ago to present our financing plans for the Centerpulse transaction and we are very pleased with the outcomes. As some of you may have read, Standard & Poor's issued a press release indicating that if we are successful in completing the Centerpulse acquisition with the existing offer, they will likely upgrade our credit rating from BBB- to BBB flat.

                      Moody's also issued a press release that they were affirming their BAA3 rating on our current bank facility. And are also rating our new bank facility at BAA3.

                      Zimmer's effective tax rate for the second quarter was in line with the first quarter at 33.5%. This compares to last year's second quarter tax rate of 34.2% and last year's full year tax rate of 33.7%.

                      The 20 basis point improvement from the full year 2002 rate is the direct result of establishing a more tax efficient U.S. structure in the middle of 2002 combined with continued strong growth of production from our Puerto Rican manufacturing facility. Thirty-three point five percent should continue to be a good rate to us in your forecast models for the balance of this year.

                      Overall our profit and loss results for the second quarter continue to demonstrate our commitment to deliver sales growth in excess of market growth and also to leverage cost of goods sold and expenses to grow at a slower rate than sales.

                      As a result in the second quarter, we are able to deliver sales growth of 19%, 14.3% (constant) currency, gross profit growth of 20.1%, operating profit increases of 30.3% and (net) was scaled down to 20 point - 27.4% without the benefit of the change in accounting (for instrumentation) year to year and diluted EPS growth of 32.4%.

                      Due to rounding and the change in accounting (for instrumentation) had no effect on diluted EPS growth rates. With the expansion of our traditional GAAP margins, we believe that at 38.1% our corresponding EBITDA margins are better than any of our direct, major competitors.

                      Turning to the balance sheet, we continue to deliver best in class performance in DSO and particularly true in the United States. Consolidated DSO for the second quarter was 57 days, which is equal to the same period last year and two days higher than the first quarter of this year.

                      The increase in DSO from the first quarter is in part due to continued rapid growth in Europe and our longer payment terms as well as the translation effects of the quarter and balance sheet weaker - and weaker U.S. dollar rates and the average rates used to translate second quarter sales. Continuing to highlight our strong performances, our U.S. collection team finished in the quarter at slightly over 31 days sales outstanding.

                      Days inventory on hand were 257, three days higher than the end of the second quarter of last year and up 10 days from the first quarter of this year. The increase in days is a direct result of continuing to build inventory to support new product introductions. Results for this quarter fall right into our target average between 250 to 260 days of inventory. Accounts payable days have increased to 62 days up two days from 60 days at the end of last quarter.

                      Operating cash flow for the quarter was $122 million. Capital expenditures for the quarter were $32 million consisting of $25 million for instruments and $7 million for all other fixed assets positions. Free cash flow, which is operating cash flow less capital expenditures, was $90 million for the quarter.

                      The $14.8 million of investments and other assets on the cash flow statement represents the acquisition of (Immedica's External Fixation) business as Ray mentioned earlier. This is Zimmer's first acquisition since our spin off from our former parent and vertically integrates this product line, which was introduced as a distributor product line in the first half of 2002.

                      As we have seen in all previous quarters, our balance sheet continues to strengthen. We are now debt free as we previously mentioned and our equity position has grown to $648 million.

                      To date we have incurred $22 million of costs to support our initiative to acquire Centerpulse. Primarily on external professional fees such as attorneys, tax advisors, due diligence professionals, legal filings, underwriting fees, printing and mailing costs.

                      Four point seven million dollars of these costs were paid out in the second quarter and the remaining $17.3 million are expected to be paid out in the third quarter. A more modest level of incremental costs would be incurred in third quarter and the process is expected to be completed towards the end of the third quarter.

                      Our expectation is that we will be successful in completing this acquisition. As a result, $1.5 million of these costs were recorded as expense in the second quarter and the remaining $20.5 million has been capitalized for the balance sheet in accordance with U.S. GAAP accounting rules from (unintelligible) accounting.

                      In the event that we are unsuccessful in our attempt to acquire Centerpulse, any of these cost incurred that has not been previously expensed will be expensed and disclosed as such as a one time item in which ever quarter it becomes apparent that we will not win the deal.

                      As it relates to guidance in our press release last night, we provided an update to our 2003 guidance for both sales and earnings per share. We expect sales for the full year to increase approximately 18% over 2002 implying sales for the full year of $1,620,000,000.

                      As a reminder the comps get increasingly more difficult throughout the balance of the year and the favorable effect of foreign currency on year-to-year growth rates will diminish due to the weakening of the U.S. dollar throughout all of last year.

                      Our guidance incorporates the expected effects of volume growth, mix, and pricing and assumes that foreign exchange currency exchange rates remain at constant levels for the balance of the year.

                      We expect that we will continue to grow revenue at a minimum of 1 to 2% above anticipated reported market growth and consequentially we expect third quarter sales growth of approximately 16% implying sales of approximately of $390 million for the quarter and fourth quarter sales growth of approximately 15% implying sales of approximately $425 million for the quarter.

                      We also expect diluted earnings per share to increase approximately 29% for the full year 2003 over 2002 implying diluted EPS of approximately $1.69 per year. In light of our quarterly sales guidance, we expected diluted EPS of 40 cents and 44 cents in the third and fourth quarters respectively.

                      EPS guidance incorporates the effect of using the asset-based model in 2003 for (instrument) accounting and the expense (based) model in 2002. Our EPS guidance also incorporates the fact that we will be doubling our direct global investments in Zimmer's Minimally Invasive Solutions this year over last year to more than $20 million in 2003, with materially greater MIS spending levels occurring in the second half of this year than we saw in the first half.

                      Our quarterly earnings per share guidance also excludes the future expenses and any costs incurred related to the potential acquisition of Centerpulse. And also excludes accumulative (effects adjusted) reported in the first quarter related to the change in the accounting (for instruments).

                      Additional capital expenditures for the year have still targeted to be $35 to $40 million for traditional (property plant) equipment plus an additional $80 to $85 million for instruments. Of the $30 to $40 million we consider approximately $25 million of maintenance capital and the additional $10 to $15 million of capital required to continue to fund our unit volume sales increases.

                      And finally as I mentioned early our effective tax rate of 33.5% for the first half should be a good rate to us in your model for the balance of the year. And now I'll turn it back over to Ray for a few final comments.

Ray Elliott:          Thanks, Sam. There's no doubt that the second quarter for
                      Zimmer was proof that we live in interesting times. It was a quarter that all of us at the company are really pleased with and only two weeks from now we will have been a public company for two years. It's hard to believe but a good time to reflect.

                      Sales have compounded since our public inception at more than 16% with worldwide reconstructive implants at a compound growth of 21%. Our sales growth directly collates to the fact that we continue to invest in R&D at the top of the class on or near 6% of sales.

                      In our first two years we have built with the world's highest rated sales force more than $500 million in new products that weren't there even three years ago. These products are the creations of more than 350 R&D people operating at any point and time more than 30 pipeline projects simultaneously. It's a far cry from Zimmer's new products in the mid-90's that totaled little more than $50 million per year.

                      It's clear that Minimally Invasive Surgery is leaning more towards fame and fortune than fad. Our careful attention to manufacturing costs and mix combined with real stinginess in G&A has allowed us to produce the best margin metrics in the industry culminating this quarter at 70% - 76% gross margin, 33% operating margin, 22% net.

                      Since August 7th, 2001, net earnings have grown at more than double the sales rate. At 38% EBITDA must be close to if not the highest in all of medical devices, not just orthopedics. ZMH on the New York Stock Exchange has been rewarded with 60% plus price per share increase, a market cap approaching 9 zillion, and more than 20 sell-side analysts to watch over us.

                      Though same sales, industry leading margins, and earnings have been combined with the gold standard in orthopedics working cap management to create two year operating cash flows of more than half a billion dollars. Better still we're net debt positive with more than $100 million in the bank and some $650 million in shareholder equity where there was once none.

                      We've been fortunate enough to execute these results with virtually the same management team that delivered the turnaround and the spin off. In the end, we've built a solid and sustainable base that allows us to confidently launch a cross border $3 billion plus acquisition offer to create the number one pure-play orthopaedics company in the world. Confident enough in fact that while we'd like to do this deal, we don't have to do it.

                      Well, so much for reflection. My favorite (mentor) wisely told me that your most important quarter is the one you're in but not for long, it's always the next one. Good advise.

                      On that note, the second quarter's $411 million in sales and a very strong 45 cents in diluted EPS are now history. As Sam indicated, we've adjusted our guidance for sales to $1.62 billion for the year, an increase of 18% and including the accounting principal change for instruments we've increased our diluted EPS for the year to approximately $1.69. Both guidance indicators point to a very successful 2003.

                      Thank you for your time. We look forward to your questions. (Leslie), I'll turn the call back over to you for Q&A.

Operator:             Thank you. At this time, if you would like to ask a
                      question, please press star then the number 1 on your telephone keypad. We'll pause for just one moment.

                      Your first question comes from (Bruce Jacobs) with Deutsche Bank Securities.

(Bruce Jacobs):       Thanks so much for taking my question. Just first one on
                      the quarter - Sam, I don't know if you mentioned this but can you quantify what the impact of that instrument accounting change was in terms of EPS in the quarter if you compared it to last year's number?

Sam Leno:             Yes. As I mentioned because of rounding, it's - it had no
                      effect on EPS at all.

(Bruce Jacobs):       Okay. Okay, sorry, I missed that. And then just on the -
                      if I could ask one on the Centerpulse acquisition, can you
                      - can either of you comment on how your feelings have changed if at all since the - since you've had a chance to do those hundreds of hours of man - of due diligence? Do you feel kind of as you did going in or have you felt better about the proposed combination as you've done more work?

Ray Elliott:          I think we feel the same. I don't know that there's any up or down really in the change in feeling. As you know, (Bruce), having dealt with us a lot, I mean, we're almost boring on this kind of stuff frankly. I mean, we're very disciplined. We do the analysis. We analyzed it well ahead of time.

                      So I don't think anything's changed. I think the only thing that's there right now is the anticipation and the question mark in our mind of what Smith & Nephew will do. And I think that's what we're all waiting for. So I don't think we've changed here very much.

Sam Leno:             I would also say (Bruce), that we were very pleased with
                      the reception that we got from the entire Centerpulse team. They were very open with us.

Ray Elliott:          Yes.

Sam Leno:             Shared information freely. And that allowed us frankly to
                      get through a very thorough process in a very short period of time.

(Bruce Jacobs):       Okay. And just the last question on that topic, have - has there been any kind of pre-merger integration activities that have been undertaken? I assume it's too early but I'm just wondering if you've done anything on that side of the equation?

Ray Elliott:          We've targeted a team - you know, the way we do these
                      things as I mentioned there was sort of 50 something people from our organization plus outside advisors obviously.

                      What we try to do is then construct an integration team that's approximately half that size or so from our side of things. A little less than that we presume almost an equal number from the other party, Centerpulse in this case and we would then go to work on a full time integration plan.

                      Those people would be full time and would drop off the list at any given point as their tasks and functions were completed. So we've began the structural design of (writing) integration plan. We're not going to write the full-blown plan, which would probably be to get - to give you a sense a couple hundred pages long.

                      We're not going to write full-blown plan because people are busy focused on regular business at this point. So we're only drafting the structure of it.

(Bruce Jacobs):       Great.  Guys, nice quarter.  Thanks for your time.

Ray Elliott):         Thanks.

Sam Leno:             You're welcome.

Operator:             Your next question comes from (Bill Plovanic) with First
                      Albany.

(Bill Morvonic):      Hey, thank you.  Fantastic quarter.

Sam Leno:             Thanks, (Bill).

(Bill Plovanic):      Just, you know, as we look at the numbers here in the
                      guidance, you know, it really looks like considering the operating margins you put up this quarter, you know, if I just run the numbers through the model, I'm really having to pull back to get to your guidance.

                      Is there going to be a reason that gross margins would pull back some? Or that (meets) (unintelligible) the SG&A (spend) increase going forward?

Ray Elliott:          No, I think the only thing Sam commented on, you know,
                      first of all the guidance that was out there we've basically maintained for the quarter. Not for the year obviously because we've added the gain in from the second quarter.

                      So we've basically gone with the (streak), which we thought was appropriate for the third and fourth quarters. There's nothing unique going on that we haven't already described. You know, we obviously all know we're going to lose some foreign currency tailwind.

                      From an earnings point of view, we are going to invest more heavily no question. Of that $20 million, a lot of it is going to be in that second part of the year. So I think all we're trying to communicate to you is it's going to be a really great year but we want to invest in the second quarter.

                      MIS is really starting to take off as you can tell from some of the commentary I just gave. And we don't want people getting way out in front of us without recognizing the fact that we need to make these investments in MIS. So I think it's not a caution on the market on us, its just communication to you that we want to make these investments for our own future.

Sam Leno:             Also, I would say with the differentials and the hedge
                      contracts that we have throughout the four quarters of last year and the four quarters of this year, we continue to have a drag as a result of worst - simply worst hedge contracts this year.

                      (If we come back) next year because of the lock in and the (unintelligible) I mentioned earlier. But that plus we had a very strong quarter with mix as you know and all those factors together is what led to that guidance.

(Bill Plovanic):      Okay. And then on the ceramic on ceramic, I know you did
                      address that a bit, the competitive landscape out there in the marketing (bacon).

Ray Elliott:          Yes.

(Bill Plovanic):      I was just wondering, you know, has obviously (Stryker's)
                      has some supply issues and so has (Wright Medical) but I was wondering if, you know - what you have seen relative to have they scaled back on their programs because of that?

Ray Elliott:          I don't think we've seen anything in them scaling back
                      particularly. I think they've had some good early success.
                      I mean we haven't seen it as a huge impact on us to be honest with you. But I think generally in the market they look like they've done pretty well with the 40 year olds and younger people.

                      And I think, you know, at best as we can tell from here, its pretty good-looking product. And we compliment them for that. It's, you know, as they do when we have good products. So I think it's going to be a good product and I think it's going to have it's niche and do reasonably well.

                      But as you can tell from our results, I mean, we just haven't seen it hit us that heavily but we're bound to see it in some of the younger folks. I mean that I think is probably common sense.

(Bill Plovanic):      Okay, thanks a lot.

Ray Elliott:          You're welcome.

Operator:             Your next question comes from (Scott Davidson) with Piper
                      Jaffray.

(Scott Davidson):     Hi, good morning and nice quarter.

Ray Elliott:          Thanks, (Scott).

(Scott Davidson):     First question is on the MIS that - Ray was just wondering if you could just give us a few more numbers there? Maybe talk a little bit in terms of the number of instrumentation (sets) that you've got out in the field.
                      What are you seeing in terms of the utilization rates among the docs that have been trained? Recognizing that it's early in the process. And then any update to the number of docs that you're hoping to train during the year this year?

Ray Elliott:          Okay. I haven't got an update tally on number of (sets).
                      I'm - that one I would have to look up for you. I'm happy to answer that separately because I'd be guessing on - at this point because they're going out all the time obviously.

                      In terms of surgeons trained, it's - as I commented 159. We plan to train - we can effectively train - now this is at the institute, we can effectively train about eight or so surgeons and their staff a week. We don't train every single week because we also have to train sales reps and do development there as well.

                      We would have - we're up to four major deals now. I feel like I'm always promising this and never deliver it. But because of Centerpulse and our lawyers and all of our staff tied up, we have not completed the transaction agreements with the big partners in the - particularly in the U.S. So we're still using offsite support training instead of our partners.

                      So we intend to get those signed up. In fact, there's legal meetings - one of them is today in fact on one of those to try and get those done, (Scott) so that we can dramatically expand our training format there.

                      Our big issue at this point as you can tell from what I said is we got 300 requests in, knee is coming up very quickly on top of that, and we have to be able to put proctor's and preceptor's out to support people in the first few surgery's because you don't want them to be uncomfortable.

                      So it is a massive effort and it's why I asked Sam to emphasize - it's not so much a guidance issue, although I think it's helpful there. It's why I asked Sam to emphasize the fact that we have millions of dollars going out in the second half to set ourselves up for '04 and '05.

(Scott Davidson):     Okay, great. Thank you. And then just on the reimbursement
                      (front) relative to MIS, you'd referenced the positive data point of that one (payer) who's going to reimburse it on higher level. Is that part of a broad program of detailing these (unintelligible) or (these going to flush) out, you know, what's going on it terms of the effort there?

Ray Elliott:          Yes, it's a good question. The - we have a role here. We
                      have a group of people here that are called reimbursement
                      (and) health strategy. And they are part of the group that's managing if you remember the work we're doing at multiple hospitals establishing economic value added and the cost structuring of MIS and the impacts it may have ultimately on reimbursement.

               The - I hope I didn't underplay that paragraph when I read it. That is the most exciting thing I've heard in a long time. I don't mean it just because it's from Zimmer. It's just so unique to me to see a major insurer come back and say, you know what, we're going to pay you more than twice as much for doing this because it's that important to patients and it has that kind of cost system affects.

               So we're very excited about that. We will now proceed to work with that major insurer to go beyond the geographic coverage that's currently implied in their letter of approval. We would move forward through our existing 200 trained surgeons because many of them in their hospitals have different contracts with different insurers.

               We want to get this out there and obviously have it very focused
               - in fact, exclusively focused on the 2-incision hip. We'll then move on to knee. But it is a big process that's very organized and very time consuming and as Sam referred to very costly at times, too.

(Scott Davidson): Great.  Thanks very much.

Operator:      Your next question comes from (Rick Weiss) with Bear Stearns.

Mr. (Hsu):     Hey, good morning guys.  This is (Unintelligible) (Milton)
               actually.

Ray Elliott:   Hi (Rick).

Sam Leno:      Hi.

Mr. (Milton):  I know I sound like (Rick) but anyway, Ray, a couple of questions. First you eluded to demand matching in the hospitals.

Ray Elliott:   Yes.

Mr.(Hsu):      And certainly I think we've seen a little more of that
               than there has been in the last five years as surgeons become more collaborative with hospitals. What sort of effect do you anticipate on (mix shift) as surgeons are becoming just a little more diligent (in) demand matching their patients with premium price products?

Ray Elliott:   Yes, I don't - we're not seeing a lot of it that - the
               point that I was making, (Milton), was that in our - we're considered I suppose the more - most conservative of the people on the pricing side of things and what I was saying is we're speculating in those four or five examples I gave you. Hospital administrators.

               I don't necessarily think hospitals are going to be quite as profitable as they have been. When it ran through that list, that's a speculative (sic) list of things that we believe will happen over the next two, three years as part of our strategic planning.

               I'm not indicating that I'm seeing those right now and frankly we are not seeing them right now. So it's strictly a speculative (unintelligible) but I think it allows us to plan our guidance on a price where we want it to be.

Mr. (Milton):  Okay, second question is on (pressed) components for knees.
               You know, right now like you mentioned it's primarily volume but could we see a greater (mix shift) component come in as, you know, the market moves towards (pressed) components? And do you anticipate something to the magnitude of what happened in hips?

Ray Elliott:   I think we do because I think if we can certainly deliver - if you want to say Trabecular Metals tibial trays as an example and it's a good one. If we can deliver a product that has the kind of characteristics that surgeons have always wanted and have looked for but not been able to get because they couldn't get, you know, early fixation and (strength) and all the other things.

               If we can deliver that, I think there'll be a significant movement to the porous (trays). But the second issue there is the fact is (unintelligible) said is a (model block) issue at least in our context of the Trabecular Metal Tray. There is a lot of issues as the market place right now with backside where created by (Micromotions) - (backside) (unintelligible) (Micromotions) and (osteolysis) and we think this solution may be one of the very best.

               So I think as you combine the (osteolysis) issues with surgeon preference, there's a really good chance we'll get a strong shift to this. The down classification subject material only adds to that (feeling).

Mr. (Hsu):     Okay and last question is can you just give us the approximate price premium that the (Monoblock) carries over to the other trades?

Man: I could but I'm not going to. No. We don't share that (unintelligible).

Man:           Thanks.  But nothing ready.

Man:           You're welcome (unintelligible).

Man:           All right.  Thanks.

Operator:      Your next question comes from (Catherine Martinelli) with
               Merrill Lynch.

(Catherine Martinelli):  I have just one question (Ray) on the MIS funds and maybe it's too early just given where you guys are in launching it. But have you had an opportunity to get a sense of what the use rates or the surgeon's use of the MIS procedures has been post training. And if it's too early do you have a sense when you might be able to start tracking that?

Man:           Yes.  Let me speculate and then I'll try to answer properly.
               The answer to the second part is next year. We're still trying to figure out the best. We know ways of doing it but we're trying to figure out the best methodology, the simplest and easiest in the operating room and then in the billing and tracking systems we have to ensure that we can validate at no cost and effort to anybody that truly was in MIF surgery as opposed to simply having sales reps do manual reports based upon surgical lifting.

               So our ability to track and validate is important to this and we're looking at several options. But the answer to your question is it's going to be 2004 because we don't think we'll be able to institute it. We may test it before then.

               The answer to the first part of the question is it's all over the place. We have surgeons who are trained and are nervous and uncomfortable early and are looking for the perfect patient and wait quite a while and do a few.

               We have other people that are way up at the top of the scale, over 50% as an example. I still believe my own honest belief is that this is going to settle in as an opportunity for something like a third of patients.

               I don't argue that this is a niche at five percent and I'm hard pressed to believe there's going to be a lot of surgeons doing it on 80% of people, at least in the next few years and at least as long as we don't have low-cost hand held in this guidance to support many of these folks. So I'm not going to be giving you a definitive answer but it's all we've got at this stage.

(Catherine Martinelli): No.  That's very helpful.  And in terms of your MIS investment in the back half of the year, did that, I think you had mentioned that the bulk of it will fit in eight to two. Did most of that get allocated to SG&A or did the portion of it hit the R&D line?

Man: It's spread throughout the P&L. Some of it is in the cost of goods sold.

(Catherine Martinelli): Okay. And then a clarification in terms of the trauma business, where do you guys stand with an IM now and is it fair to say that that is the primary issue right now in terms of some of the other companies that have been getting very good growth in that segment.

Man: Yes. There are a couple of things going on there. Our nail pre-ITST, we went back and re-did some redesign issues primarily with not much of a nail itself, which was a new, it's a very good nail, but with some of the targeting instrumentation, various other things.

               That in conjunction with all the activities and things we did in Japan. I think costs us over time last year to lose market share. That was happening at the same time that a couple of people were coming out with I think particularly Stryker's product with a really good nail. And we cross-matched against those and I think lost a nail share.

               Now we're back with an ITST. We're looking some at adding some advanced concepts. We're looking at new a new nail marketing program. And at some point we're going to have to look at having a titanium offering. We have strictly stainless steel, which is very effective in some countries but in other places with other surgeons will not get you in the door.

               We haven't driven that project dramatically forward because (Center Pulse) has a titanium nail in their Sirius brand of systems. So, you know, part of this is dependent upon what happens to us with (Center Pulse). But if we lose we're certainly going to build a titanium line. If we win it's far less likely that we'll do that and obviously we would kill any stainless steel project development they've got since we supply that.

(Catherine Martinelli): Does the stainless steel now that you have or more importantly the titanium one you would get if (Center Pulse) goes through, does that address that broad range of trauma fractures in terms of being able to use a common set of instrumentation to build Humerus and Femoral?

Man: Yes. That's the desired effect in developing it as a system that way and I think that's one of the strengths with the Stryker system in my opinion. So clearly to compete in that market now that's obviously something we would have to have on both stainless and titanium.

(Catherine Martinelli): And so I hate to beat this but just for my own clarification. If the (Center Pulse) goes through would you get a product line that is good to go in terms of having the titanium nail that you need or would you then do some R&D work to get to kind of get it to that platform level where it would compete more effectively.

Man: My understanding is and obviously I'm not (unintelligible) the terminator but my understanding is it's good to go but the instrumentation set up, it clearly it would not be a single set of instrumentation day one for obvious reasons. But

               I believe the product line they've got to the best of my knowledge is good to go from a competitive point of view.

(Catherine Martinelli): Okay.  Great.  That's very helpful.  Thank you.

Operator:      Your next question comes from (Mark Landy) from (Leerink Swan).

(Mark Landy):  Good morning gentlemen.

Man:           Hi (Mark).

Man:           Good morning (Mark).

(Mark Landy):  Just a couple of quick questions, if you could mainly comment a little on the ceramic on ceramic out-take. Would it be fair to characterize the two companies really upgrading their own product rather than taking share?

Man: I think that's probably the case. We have certainly seen a little of it and I expect competitors have as well because they, you know, they clearly want to get out and focus on some of the key surgeons.

               I'm not clear at this point as to whether their supply issues are driving their desire to obviously take care of their own surgeons first, which would be logical to do when you're marketing your product line you can upgrade your own people first obviously much more easily or whether that's simply the strategy and the supply issue is not a factor. I'm not purvey enough to their information to know that.

               We certainly seem to be active and we've seen it have some effect on the very, very young patients. But again as you can tell from our results it's not certainly been a huge impact right up to this point.

(Mark Landy):  You know it's just again, you know, your results really don't reflect this. But, you know, from a lot of the hospitals comments this quarter it appears that procedure volumes were down and they highlighted orthopedics as one of the areas. Did you see any decline in the procedure rates and, you know, is there a pent up demand? You know, your results just don't reflect that.

Man: Yes. We of course we don't share it with you publicly but we have a pretty sophisticated IT system here. We're able to get actual unit, volume, bias KU et cetera, et cetera without boring you with all the details.

               And when I look at day rate gross I get rid of price and mix and foreign exchange and I just get the U.S. day rate growth. I'll be honest with you, we're not seeing. I don't know about the market now. I can only go by the public numbers but all I get as well.

               We at Zimmer are not seeing units of surgical procedure in the reconstructive area declines on a day rate basis. We're simply not seeing that.

(Mark Landy):  Mine may be above in the cash.  Could you tell us what the procedure volume is in Europe?

Man:           No.

(Mark Landy):  I can only try and it'll ask you Sam, you know that you are in a cash positive position can you maybe share with us kind of your thoughts on interest income, maybe your assumptions for '04 or enough for the second half of '03 and then for '04?

Man: Well first of all as you know absent to the acquisitions we'll simply continue to accumulate cash. We do have some modest interest expense to incur because we keep the Japan data outstanding. We do a little bit of factoring in in Italy so I have some expenses there. But on the whole as you know it's a matter of what we invest in and this interest rate environment there's not going to be a heck of a lot of interest income either. So I would suggest that you're expectations seem quite modest.

(Mark Landy):  Well, you know, the point being absent the acquisition. Should we look at your being, you know, on an interest expense mode or on some kind of form of interest income mode on that line item?

Man: Yes. I think I've answered your question. I think the expectation, as going forward should be rather modest on that line net, net.

(Mark Landy):  Thanks guys.  Good quarter.

Man:           Okay.  Thanks.

Operator:      Your next question comes from (Lynn Hyper) with Thomas Weisel
               Partners.

(Lynn Pieper):  Hi.  It's (Lynn) now.  Good quarter.

Man:           All right.  Thanks (Lynn).

(Lynn Pieper):  Just to follow back on some questions on the MIS area and I saw though you didn't have interest in any of these. But what is your goal of your mix going into 2004 as MIS procedures?

Man:           Don't have a goal yet because we have not done 2004 plan (Lynn).
               I think what we're going to try and do is give some guidance in the fourth quarter when we do periods as we look at our plans. Try and give some guidance to people of what they can anticipate from us in (Nix). The other thing we're looking at is with knee coming into play at the end of this year in the Quad-Sparing, other words the fully, not the sort of mini-knees that are out there now competitively but a full-blown Quad-Sparing knee.

               That's going to, we think we're going to get that release this year, which means it will start to impact in '04. We have not forecasted that at all at this point. So I'm going to back off at this point and say we'll promise you some guidance later in the year.

(Lynn Pieper): Okay. And then I guess sort of following on that, can you talk a little bit about either ASP different to gross margin, different on your minimally invasive instrument set versus your standard premium set?

Man: At this point there is no real difference. It depends upon what hospital and surgeon it is and what pricing relationship we have with them. We've viewed at this point and I'm going to give you a quick second answer to all that.

               But at this point we've viewed MIS products as being the same margin, the same sale, the same ASP. The difference here (Lynn) is two-fold. Number one in the case of hips, they are virtually in fact they are all porous. So you're automatically getting a big up-tick in GP dollars, the very fact that you're putting these youths in and that's part of what's helping us out in a general movement to porous as I commented.

               Back and looking down the road we're not convinced orthopedics will always stay in the same model. You give somebody some instruments. You sell them an implant. They put that in. You pick up your instruments and you leave or perhaps surround (unintelligible) up there.

               So one of the ultimate models down the road in hospital or in outpatient surgical units on same-day basis is whether you have a transaction fee for the entire procedure. You come in with everything, you leave with everything and it's a unit of transaction.

               So we're looking at several models based upon our economic value-added analysis that these ten hospitals are doing. We're looking at other models that may change frankly how the game is played a little bit.

(Lynn Pieper): Okay. And then I've got just one more. Sounds like your training's going really well. Of the surgeons you've trained so far we're seeing a trend that most of them already have navigation equipment installed or is that currently an inhibitor?

Man: No. It's not an inhibitor. The vast majority has access to, easy access to philosophy. The usual problem you get into as you get into the more advanced image guidance is not their ability to learn it or use it but in fact the competition for it within the hospital between neuro, spinal, and perhaps now more orthopedic. So it's more of an inter-hospital management of time issue then it tends to be a technical issue.

(Lynn Hyper):  Okay.  All right.  Great.  Thanks a lot.

Man:           You're welcome.

Operator:      Your next question comes from (Bob Hopkins) with Lehman Brothers.

(Bob Hopkins): Oh. Thanks very much. Just a couple of quick questions; first on porous code and I think you said you estimated 66% of hip sales in the U.S. are now porous coded. Could you just give us your opinion on where you think that can go ultimately and then, you know, where you think Zimmer's mix can ultimately go in hips?

Man: Well I think the answer to the second question is probably the same as the first one because at some point we'll catch up to the market. Zimmer is a company that if you go back to knife did not have as you know (Bob) a big porous mix and we've caught that up now, particularly with (Apollo) project being finished.

               In theory it ought to be able to go to about 78 to 80% because that's where it was at some point in the late 80s before we got into managed care and potential, you know, Hilary Clinton health care legislation, all those kinds of things. So in theory it ought to go back to that to the degree that it's been there before.

               Whether hospitals will be able to withstand pricing differentials of it going to that level with no other offsetting cost benefits, you know, I think is a tougher question to answer. So I'm going to guess 75% and I'm going to guess that Zimmer will continue to gap or have a gap to our fellow competitors of five or six percent but at some point we're going to catch up because obviously we're filling in the product line gap that we've had.

(Bob Hopkins): Okay.  And then just a quick question on spine, if you're successful in completing the (Center Pulse) transaction do you feel that you're going to need to further augment that spine franchise to be competitive or is their platform enough to be competitive.

Man: It's enough to be competitive but it is a platform. I think the conversations we've had with the spine tech folks and our own analysis here probably says that we're going to want to do some, you know, small all bi or it being standard small bolt on type acquisitions or licensing agreements over the next couple of years we would probably want to expand their sales force. We're fundamental, believe there's good biologics, you know, as demonstrated by (Medtronic) with infuse is going to be an important part of spine.

               So I think the answer is it's a good platform. We like what we've seen but I honestly believe we'll augment it with additional product efforts.

(Bob Hopkins): Okay.  And then just last question a very basic orthopedic question. You guys have been obviously consistently taking unit share despite what we all know as the sort of the close relationships between sales people and particular companies.

               Could you just give us sort of an update on is that share gain mostly coming from converting doctors that have been practicing for a while with your product pipeline or is that just more a function of just, you know, being more aggressive with the younger residents coming up. I mean how, just give us an update on that dynamic and how you're able to continue to grow at this rate.

Man: Yes. It's going to sound like I'm agreeing with you on both points but it's basically the truth. If you look at, it's all, not all but it's largely driven by new product. It's a commitment we made when we started the turnaround. Those numbers I quoted are quite accurate. Somewhere used to be about $50 million a year in new products. We've done $500 million in new product sales in the last two years. So it's clearly a new product driven phenomenon.

               We are attracting to answer your question directly, we are attracting surgeons of all ages, but experienced surgeons I think because of our pipeline offerings, strength of our sales force in many cases where we're not the number one person we encourage our sales people to make sure you're number two. If you're number four you have no chance. You have to be in the spot next, ready to go.

               So I think it's new product, the position and training of our sales people, the years of experience they've had in the account. They average now 12 years of selling experience with Zimmer. So I think that's a big part of it.

               The other part is the fact that when we started the turnaround we noticed that our position in academic institutions and our position as a percent of sales of academic institutions to total sales that dropped dramatically from Zimmer's long history of really being an educator and participator in those accounts. And we set targets by account and by percentage of growth to continue to grow them. We continue to monitor it now.

               So we've been driving the academic institutions and residents while marketing a dramatic growth in new products to surgeons I guess with more experience level.

(Bob Hopkins): Okay.  Great.  Thanks for your time.

Operator:      Your next question comes from (Ben Andrew) with William Blair.

(Ben Andrew):  Hi.  Good morning.

Man:           Hey (Ben).

Man:           Good morning (Ben).

(Ben Andrew):  Great. Just a couple of quick questions, most of it has been covered. But on the, you mentioned earlier on the man hours and time you spent on this and how that's, you know, you've still avoided getting distracted and having problems in the quarter. Do you get concerned about that as this process drags on and what do you think is, is anything being shortchanged within your organization?

Man: To be honest with you I don't. People have taken a very disciplined approach around here and we have a lot of depth in this company. So when we move somebody out however important they are we're really built this organization to have a lot of back-up and a lot of depth and a lot of people capable of being promoted and moving outside of them. I don't have any real concerns about that.

               I think the risk with any kind of prolonged drag out process, the risk is not so much to us, it tends to be more to the target so in this case (Center Pulse) because they would have a tendency to face more people issues on certainly all the things that you don't like to see, you know, as part of the process. So no. I have absolutely no - I couldn't be more happy with the way people have handled the process around here and that's why I complimented them genuine at the beginning of my comments. But I would have concerns over time for (Center Pulse). Yes.

(Ben Andrew):  Have you observed anything like that then so far?

Man: Not that I'm particularly aware of. I mean clearly we're not close enough to it on the day-to-day basis. But nothing in particular.

Man: But (Ben) another perspective I have is this is really a very energizing activity for this company and the people are just really psyched for and so they're quite willing to step up and work a lot harder and not miss anything because of it and delighted to be a part of such an incredibly strategic acquisition.

(Ben Andrew):  Okay. And you mentioned just a few times here in the call that you need to step up in MIS spending in the second half. Can you quantify that for us a little more? You've talked about some numbers in the past that you would spend this year. But it sounds like you're going to step it up pretty significantly.

Man: And we've been ramping, you know, we had dollars we spent last year, we've been ramping up our quarterly expenditures every quarter for the last ten quarters and that will continue. We don't quantify it publicly but imagine any new program being ramped up and it's not a temporary but a permanent ramp up and will continue to happen throughout next year as well.

(Ben Andrew):  Finally just on the spine side there's been a couple of good questions on that. But what are you doing internally to prepare in the event that something does not go, you know, with (Center Pulse)? Do you have the ability to at least a partial pipeline, or you know, product line out there or is that even in the plan?

Man: It is of sorts. We're doing a couple of things, two or three things internally with some MIS spine work and what we call some transformational technology that's not dissimilar from what we're looking at on hip fractures. We also shouldn't forget that with (Implex) and with our potential with them.

                   (Implex) has a very interesting line of (unintelligible) and cervicals and so on and so on that are Trabecular metal oriented. So obviously our relationship with them is also important. We have a line up of people in some cases that we haven't completely eliminated our conversations with because as you know and as we've said many times we will put together a spinal business through multiple acquisitions if we're not successful with (Center Pulse).

                   Lastly we're doubling and in the course of doubling the size of our Puerto Rican operations that would be very capable of producing a license line. In other words if we license the drawings, the brand, the technology and we drop it into our Puerto Rican operation they would be very capable of producing the fundamental pipeline, not cages or that sort of thing but basic spinal props.

                   So all of those things are multiple directions that are underway with, you know, the primary focus at this point obviously on (Center Pulse).

(Ben Andrew):      Okay.  Great.  Thanks.

Man:               You're welcome.

Operator:          Your next question comes from (Robert Faulkner) with
                   Prudential.

(Robert Faulkner): Thank you and great quarter as many others have said already. Two conceptual questions, one is you have this MIS training thing rolled out where you're really changing the way many doctors are thinking about and patients thinking about surgery.

                   How would you compare the role that that is playing in helping our share gains and attracting doctors versus the robust in the product pipeline? And then secondly if you could comment on what you've learned about the MIS program in the last six months as you've started to roll it out. So what has changed for you?

Man:           Okay.  On the first one I think they're kind of combined.
               There's absolutely no question that we are getting entry into institutions and into individual discussions and opportunities with surgeons that we have not had the opportunity to do in the past.

               We are getting phone calls from people that frankly are shocking to me because these are people I would not imagine would have called up and said could you meet with us and sit down and talk. So there's no question it has a direct impact.

               What happens is when you we get in there they may or may not agree with everything we're doing in MIS. They may find they personally are not comfortable or they want a younger associate to look at or something on those lines. But it gives you the chance (Bob) to show the pipeline and show all the things we're doing at Zimmer. Sometimes we have the chance to get them out here. Show them the plant, show them R&D.

               And it gives us the chance and in many cases they're shocked because what they knew of Zimmer might have been five years ago or seven years ago. They may not have talked to us much in the last year.

               So it's very important that MIS is a legitimate, tremendous marketing technology and we think patient benefit and share gainer, but it also gets us into, you know, to show that pipeline.

               In terms of what we have learned, you know, I think we're becoming very fascinated with the potential. We've always believed that we had a chance here to make systemic change, not just in, you know, as we've said all the way along, this isn't about a small incision. I mean that's a roughly a minor part of this.

               We're learning that the potential ability we have as the front-runner to not only a way to take share but to make a change in how surgery is structured, how people's lives are structured, the costs of this economically.

               I think we're getting really pumped up about the idea that there's just so much more to this than just the obvious, you know, sell more implants to make more share. There's an opportunity here to be in the share because of systemic change. And I think that's starting to come to the forefront much more than it has in the past.

(Robert Faulkner):Are you seeing more activity from your competitors at this point and can you characterize that how you see it from your perspective?

Man: We are and I think and it certainly varies by competitor but I think in general our competitors are recognizing that this. If they don't believe it's for real I'm sure they believe they sort of have to be there with something and I can't tell you what they really believe about it because it's obviously it's not a discussion I had with them.

               We are seeing though stuff that we were doing four to five years ago. You know sort of the many - it's not patient changing, game changing for the most of it. Most of it is smaller incision, a few instruments. It's not producing the kind of patient outcome results that I can see that we're talking about.

               So sure they're all there. Are they doing meaningful changes? Are they where we are? I don't believe I have seen nothing that would lead me to believe that.

(Robert Faulkner): Great.  Great job.  Thanks.

Man:           Thank you.

Operator:      Your next question comes from (Michael Loffman) with (Chase
               Equity Partners).

(Michael Lachman): Good morning.  I just wanting to see if everything's been answered. But if I could ask you to maybe try to get a little bit more color over (unintelligible) you don't break out volume versus mix. You talk about those together.

               But looking back over the last several quarters and then looking forward over the next few quarters, could you characterize the mixed piece of that as a growing piece or a declining piece or relatively stable piece of that volume mix combination.

Man: I'll answer in a market sense (Michael). I think my own belief is that the market going forward is going to be a market. Let's fit the U.S. where we have better data and see that it validates. My own belief if we take recon in the U.S., which is obviously a huge market. I think we're going to see eight to nine percent unit perceived, just the market now not Zimmer, eight to nine percent unit procedures. And I'm guessing mix is going to continue to be in a market sense about three. I think that's what it is now for the market. I think we have people that are higher or lower than that. But I think it's going to be a nine in three combination for a 12% base market going forward, U.S. recon.

               And then you can add to that whatever you believe in devising a foreign exchange. Add to that whatever you believe in price.

               If you take our two to three percent, take eight to nine percent on units and about three on mix, you know, that gives you a pretty good look at what at least what I think the U.S. refund market is going to be going forward.

               So if you're not growing, you know, pick a number on a reported basis, I know 14% or whatever number you want to pick that adds the ranges up with that in U.S. recon you're probably not staying with the market I think.

(Michael Lachman):And when you talk about the, I think you provided numbers that are about 13% overall volume mix in the Americas, about four percent price. And I guess that's an overall Americas number. Have you looked at the (Recon) piece?

Man:           Yes.

(Michael Lachman): Would that still be pretty consistent with those numbers?

Man:           Are you talking about the price portion of it you mean?

(Michael Lachman): The price in let me think - price in (Recon)
               is within a few tenths of a point. There's not a lot of difference there. But that's a good point.

(Michael Lachman): All right. Thank you.

Operator:      We have time for one more question.  Your final question comes from (Mike Weinstein) with J.P. Morgan.

(Mike Weinstein): Wow!  I can't believe we're still on this call.

Man:           Neither can we.

(Mike Weinstein): In the midst of, you know, how many companies are reporting earnings. Well first off obviously a good quarter. I just want to go back and make sure I understood a few items that you talked about on the call.

Man:           Sure.

(Mike Weinstein): First Sam just with respect to the quarter and the margin improvement, you said you might have had some small benefit from currency but is the implication that it was that it wasn't much. Is there any way to quantify what it was below the top line?

Sam Leno:      Yes.  If it was significant we would quantify it (Michael) but it's not.  So now we have, we have not made that public.

(Mike Weinstein): Okay.

Sam Leno:      As you know also in past quarters it's been virtually no
               effect at all.

(Mike Weinstein): Right.  Right.  Pardon my question.  As we look at the back half of the year and see your contracts are off. Some of the (unintelligible) more of a currency benefit on a bottom line, as we look at that half of the year.

Sam Leno:      Yes.  Our contracts roll off.  Our contracts roll off like one quarter at a time and get replaced with new ones. So we have no end to our contracts.

(Mike Weinstein): Okay. That's helpful. Let's first make the assumption that there has been a out-buying part of (Center Pulse) part of price to be too expensive and you move forward and doing what you're doing now it's obviously been very strong. When you gave your guidance to the back half of the year, I know you guys like to speak conservative with these numbers, but you didn't extrapolate the margins that you showed in the second quarter in part because of your spending plans around MIS.

               If we look out to the second quarter of 2003 and sort of second quarter of 2004 can you improve upon the margins that you showed here? I mean if particular a reconstructive company doing better than 76% gross margins. You have 32.8% operating margins; it's tough to image that margin starting to get that much better. How much before MIS becomes meaningful would still be on the table relative to that type of profile we saw in the second quarter.

Man: You know in theory can they grow? Sure in theory they can come down a bit. Yes. As you know (Mike) from (unintelligible) since the beginning from a long time. I'm less enthusiastic about worrying about tenths of points of margin. I mean we're in the cash business and I don't get as excited analytically about that unless it's a pre-cursor, some kind of indicator of a problem.

               So for me to come on a telephone call and say, "Oh my God. Our margins are down from 76 to 75.8, the world is ending". I don't live in that world because I don't think it works that way.

               The real answer is the things that are in our margin are obviously standard cost production, automation, all the things we do in the plant to make it better. We continue to drive that and drive our folks with these standard cost reductions, improved productivity, bring automation and we're doing it every day as we're speaking to you.

               Our mix is a huge factor in the business, both product mix and geographic mix. On the product side we sell more knees, you're going to make more money generally speaking. Spine we don't even have yet and it's the highest margin of all typically in the industry we're in.

               It was usually the case although I'm hard pressed to support it this quarter, that if you have a lot more European business generally speaking your margins go down because as you know the margins over there are smaller although with our business over 70% this month it's now tougher to support that. But generally speaking if you grow Europe it goes down.

               We have hedge contract expression in there. We have royalties in there. A lot of those things are forecast able. So it really comes down do we run the plants really very well and do we get the mix we want. You know can you grow from where we're at? Yes. Can you grow if we bring spine in? Absolutely. As long as you don't get hit by the offsetting factors too heavily.

               So you know if you dramatically grow your Europe business your margins are going to come down a bit. But, you know, a long answer to a short question. I don't want to sound (unintelligible) and say I don't care because I don't mean it quite that way. But I'll take all the Europe growth you can give me at 20 or 30% a quarter and I'll justify our decline in margins based upon the dramatic increase in cash flow and earnings.

(Mike Weinstein): Sure.  The 70% gain in European profits this quarter, is that prior to including the hedge in the contracts?

Man: That's not a gain; although coincidentally they're gain in operating profit was 78%. What I was quoting, which we generally don't give people and as I said may not in the future, we had a 70% GP in gross profit in margin in Europe for our business. That's unheard of in orthopedics in Europe.

(Mike Weinstein): But your profits were up more than 70%.

Man:           They were up 78.

(Mike Weinstein): So again my question was when you quoted that 78% growth number did that come prior to the hedge in the contracts?

Man:           That of course incorporates the hedge in the contracts.

(Mike Weinstein): That does incorporate the hedge in the contracts.  Wow!

Man: That's the point I was making. I'm glad you - I maybe should have included that in the presentation so that's a good point to make (unintelligible).

(Mike Weinstein): Okay.  And If I could just switch over to (Center Pulse), you made the comment that you're still confident that you're going to end up being victorious that's the appropriate word here in winning (Center Pulse) at the end of the day.

Man: I don't know what conference call you're on (Mike) but I certainly nor did Sam say (unintelligible) - the word I used was close, not victorious or anything like that.

(Mike Weinstein): Well I think it's more victorious.

Man: No. We're not cutting it. This is all dependent upon what (unintelligible). We're not confident - what I said was in my presentation is we've developed enough confidence around this company with the group we have here that we're confident that we can properly execute a three billion cross-border transaction. But we're not - it's 50/50 until we understand what...

Man: And my comments might just be cleared too. I just made the comment that we were confident, not confident but something close to that, closed by the end of the third quarter. That wasn't necessarily for me. I think that's one of the two of us. They're going to close this thing and it will not drag out indefinitely.

(Mike Weinstein): Okay. So your confidence was then your ability to close not necessarily that you'll end up being at the end of that specific fire. But that was part of your accounting assumptions Sam right and the faster your capitalizing some of the expenses associated with the pursuit rather than expense all that through the income statement.

Sam Leno:      Yes.  That's clearly true and as I mentioned our guidance does not include any further expensing of cost fees that are incurred or about to be incurred through the transactions. If we lose the deal than all that gets charged off to the P&L in the third quarter. Normally on the quarter we deem that we're not going to win.

(Mike Weinstein): Okay.  Thank you guys.

Man:           Okay.  You're welcome.

Operator:      Gentlemen do you have any closing remarks.

Man: No. That's great. We appreciate people that are staying on and so many good questions and have a long call and look forward to talking to you all of you soon. Thanks (Barbara) I appreciate it.

Operator:      Thank you sir.  And thank you for participating in the Zimmer second quarter 2003 financial results conference call. You may now disconnect.


                                       END